ALBIREO PHARMA, INC.

10 Post Office Square, Suite 502 South

Boston, Massachusetts 02109

April 26, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Gabor

RE:                          Albireo Pharma, Inc.

Registration Statement on Form S-3

Filed March 6, 2019

File No. 333-230108

Acceleration Request

Dear Mr. Gabor:

With respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Albireo Pharma, Inc. (the “Company”), that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement to Tuesday, April 30, 2019, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Megan Gates or John Condon of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 542-6000, with any comments or questions regarding the Registration Statement.

Very truly yours,

ALBIREO PHARMA, INC.

/s/ Jason G. Duncan, Esq.
Jason G. Duncan, Esq.
General Counsel and Secretary

cc:                                Megan N. Gates, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

John P. Condon, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.